UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _)*

COMMERCETEL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

-20085P100-
(CUSIP Number)

11/9/2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20085P100

1. NAMES OF REPORTING PERSONS

Robert B. Prag.

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) ☐
(b) ☐

3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	5.	SOLE VOTING POWER
SHARES	1,000,000
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING	1,000,000
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)     ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12. TYPE OF REPORTING PERSON (See instructions)

Item 1(a). Name of Issuer:

Commercetel Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

8929 Aero Drive, Suite E
San Diego, CA 92123

Item 2(a). Name of Person Filing:

Robert B. Prag

Item 2(b). Address of Principal Business Office, or if None, Residence:

2455 El Amigo Road Del Mar, CA 92014

Item 2(c). Citizenship:

USA

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

20085P100

Item 3. If This Statement is Filed Pursuant to §240  13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,000,000 shares common stock

(b) Percent of class: 5.6%

(c) Number of shares as to which such person has: 1,000,000

(i) Sole power to vote or to direct the vote: 1,000,000

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 1,000,000

(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

	By:	/s/ Robert B. Prag
Name: Robert B. Prag Title: